

Nathan Stern · 3rd

Assistant Vice President at Broad Street Realty

Denver, Colorado · 500+ connections · **Contact info**

 **Broad Street Realty**

 **University of Colorad Denver**

Experience



Broker Associate

Broad Street Realty

May 2017 – Present · 3 yrs 5 mos

1440 Market Street, Denver, CO 80202

President

DRI Goods, Inc.

Mar 2014 – Jan 2018 · 3 yrs 11 mos

110 Sixteenth Street, Suite 1300, Denver, CO 80202

DRI Goods' mission is to cultivate entrepreneurship, revitalize underserved communities and stimulate economic growth by training and providing capital and space for small retailers.



Broker Associate

Feder Commercial Realty Advisors

Apr 2015 – May 2017 · 2 yrs 2 mos

110 Sixteenth Street, Suite 1300, Denver, CO 80202

Owner

Solar Roast Coffee - On The Road

Sep 2011 – Aug 2015 · 4 yrs



Broker Associate
The Zall Company
Sep 2013 – Apr 2015 · 1 yr 8 mos
Denver, CO

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Education



University of Colorado at Denver
MBA and MURP, Business and Urban Planning
2011 – 2013
Activities and Societies: MBA Student Organizatio



University of North Carolina at Chapel Hill
Bachelor of Arts, Management and Society
2005 – 2009

Licenses & Certifications



Confronting Bias: Thriving Across Our Diffe
LinkedIn
Issued Aug 2020 · No Expiration Date

Volunteer Experience



Board Member
Re:Vision (Denver, CO)
Mar 2016 – Present • 4 yrs 7 mos
Economic Empowerment

Skills & Endorsements

Public Speaking · 18

Tim Broadhurst and 17 connections have given endorsement





Budgets · 18

Tim Broadhurst and 17 connections have given endorsement

Nonprofits · 14

Tim Broadhurst and 13 connections have given endorsement

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